Erayak Power Solution Group Inc.

No. 528, 4th Avenue

Binhai Industrial Park

Wenzhou, Zhejiang Province

People’s Republic of China 325025

January 21, 2022

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

Washington, D.C. 20549-4720

Attn: Thomas Jones

Re:	Erayak Power Solution Group Inc. Amendment No. 2 to Draft Registration Statement on Form F-1 Submitted September 23, 2021 CIK No. 0001825875

Dear Mr. Jones:

This letter is in response to your letter on December 22, 2021 in which you provided a comment to the Amendment No. 2 to Draft Registration Statement on Form F-1 (the “Registration Statement”) of Erayak Power Solution Group Inc. (the “Company”) filed with the U.S. Securities and Exchange Commission on December 2, 2021. On the date hereof, the Company has submitted a Registration Statement on Form F-1 (“Form F-1”). We set forth below in bold the comment in your letter relating to the DRS followed by our response to the comment.

Amendment No. 2 to Draft Registration Statement on Form F-1 filed December 2, 2021

General

1.	Please clearly disclose the voting rights of Class A shares and Class B shares.

RESPONSE:  We respectfully advise the Staff that we have clearly disclosed the voting rights of Class A shares and Class B shares on the cover page, on page 13 under the section titled “The Offering,” as well as page 102 under the section titled “Description of Share Capital.”

Cover Page

2.	We note your response to prior comment 2 and reissue our comment in part. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, has or may impact the company’s ability to conduct its business, accept foreign investments, or list on an U.S. or other foreign exchange.

RESPONSE:  We respectfully advise the Staff that we have revised the cover page to include further disclosure on whether recent statements and regulatory actions by China’s government may impact the company’s ability to conduct its business.

3.	Provide a description of how cash is transferred through your organization and disclosure regarding your intentions to distribute earnings or settle amounts owed under your agreements. State whether any transfers, dividends, or distributions have been made to date.

RESPONSE: We respectfully advise the Staff that we have updated the cover page to include a description of how cash is transferred through our organization.

Prospectus Summary, page 1

4.	Please disclose whether you are required to obtain any approvals to offer securities to foreign investors, whether you have received such approvals and the consequences to you and your investors if you do not receive or maintain the approvals, inadvertently conclude that such approvals are not required, or applicable laws, regulations, or interpretations change and you are required to obtain approval in the future.

RESPONSE:  We respectfully advise the Staff that we have included disclosure on page 8 that we are currently not required to obtain any approvals to offer securities to foreign investors and the effect and consequences if we were required to obtain the approvals in the future should there be any changes to the laws, regulations or interpretations change.

Risk Factor Summary, page 6

5.	Please revise both the Risk Factor Summary and the Risk Factors section to move forward the risks related to doing business in the PRC so that such risks are prominently disclosed within each section in relation to other identified material risks.

RESPONSE:  We respectfully advise the Staff that we have revised the F-1 to move forward the risks related to doing business in the PRC Risk Factor Summary and the Risk Factors sections.

Risks Relating to Our Business and Industry, page 6

6.	We note your risk factor disclosure on page 6 that you currently qualify as a smaller reporting company. Considering a foreign private issuer is not eligible to use the requirements for smaller reporting companies unless it uses the forms and rules for domestic issuers, please revise your disclosures accordingly. Refer to SEC Release No. 34-88365.

RESPONSE:  We respectfully advise the Staff that we have removed the relevant disclosures regarding smaller reporting company to address the comment above.

Risks Related to Doing Business in the PRC, page 7

7.	We note your response to prior comment 10. Please ensure that the disclosure in this section is consistent with the risk factor disclosure in the section entitled “Risks Relating to Doing Business in China on pages 27-38. For example, we note the disclosure about PRC regulations of loans in two separate bullet points on page 6. However, it is unclear which risk factor on pages 27-38 is related to disclosure about PRC regulations of loans. Please ensure that risk reflected in your summary are also reflected in your risk factor section. Please also revise to remove duplicative bullet points on page 7. In that regard, we note that the 7th and 18th bullet points appear to be identical.

RESPONSE:  We respectfully advise the Staff that we have revised our disclosures in the risk factor summary and risk factors sections.

8.	It appears that in response to prior comment 10 you included the last bullet point on page 7 about regulatory actions and statements to regulate business operations in China with little advance notice. Please ensure that you include in the section beginning on page 27 a risk factor to highlight the risk mentioned in the bullet point on page 7.

RESPONSE:  We respectfully advise the Staff that we have revised the risk factor accordingly on page 26 under “Risk Factors – Risks Related to Doing Business in China – Uncertainties in the interpretation and enforcement of Chinese laws and regulations could limit the legal protections available to us.”

We will be a controlled company within the meaning of the Nasdaq Stock Market Rules, page 20

9.	We note your disclosure that Mr. Kong beneficially owns 1,000,000 Class B shares, which represents all of our issued and outstanding shares. This appears inconsistent with information on page F-24. Please reconcile or advise.

RESPONSE:  We respectfully advise the Staff that the financial statement included in this registration statement include the interim report up to June 30, 2021. The issuance of the 1,000,000 Class B shares to Mr. Lingyi Kong and other recapitalization activities occurred on November 5, 2021 and therefore were not included in this prospectus.

It is unclear whether we will be subject to the oversight of the Cyberspace Administration of China, page 26

10.	We note that you have included in the exhibit index an opinion of King & Wood Mallesons regarding certain PRC tax matters. Please also include in the exhibit index an opinion from your PRC counsel regarding PRC law matters. In this regard, we note your disclosure about PRC counsel on the cover page and on pages 26 and 30.

RESPONSE:  We respectfully advise the Staff that we have included an opinion from the PRC counsel as Exhibit 8.1 and Exhibit 99.1 in this Registration Statement.

The recent joint statement by the SEC and the PCAOB, page 36

11.	We note from the audit opinion and your risk factor on page 37 that you have a U.S. based auditor that is registered with the PCAOB and currently subject to PCAOB inspection. Please disclose any material risks to the company and investors if it is later determined that the PCAOB is unable to inspect or investigate completely your auditor because of a position taken by an authority in a foreign jurisdiction. For example, disclose the risk that lack of inspection could cause trading in your securities to be prohibited under the Holding Foreign Companies Accountable Act and as a result an exchange may determine to delist your securities.

RESPONSE:  We respectfully advise the Staff that we have revised the risk factor on pages 24 and 25 to reflect that the PCAOB has issued its report notifying the Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong under the Holding Foreign Companies Accountable Act and that lack of inspection could cause trading in our securities to be prohibited under the Holding Foreign Companies Accountable Act and as a result an exchange may determine to delist our securities.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our securities counsel William S. Rosenstadt, Esq., Jason Ye, Esq. or Yarona Yieh, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, jye@orllp.legal or yly@orllp.legal.

Sincerely,

/s/ Lingyi Kong
Lingyi Kong
Chief Executive Officer

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